FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ✓	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82      ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis (Registrant)

Date : 27th May, 2003	Apostolos Tamvakakis Deputy Governor

NATIONAL BANK OF GREECE

National Bank of Greece announced that on 9 May 2003 the Ordinary General Meeting of its Shareholders decided on the issue of 23,187,099 new common registered shares, of a nominal value of € 4.50 each, to be distributed as bonus shares to the Bank’s shareholders in proportion of 1 new for 10 old shares. The new shares resulted from capitalization of reserves of € 104,341,945.50.

The Bank’s share capital increase and the resulting issue of the new bonus shares were ratified by the Ministry of Development, by virtue of Decision under Prot No K2 5653/23.5.2003.

Beneficiaries of the bonus shares are the Bank’s shareholders as at the closing of the Athens Stock Exchange session of 30 May 2003. The new shares shall be traded on the Athens Stock Exchange as of Monday, 2 June 2003, without right to bonus shares.

The new shares shall be released to the beneficiary shareholders in dematerialized form, and credited to their accounts via the Central Securities Depository S.A. within the time limits prescribed by law, following the Bank’s relevant announcement.

For any further information, please call +30 210.33.43.411 – 412.